EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended March 31,		Nine Months Ended March 31,
	2006	2005	2006	2005

Basic Earnings Per Share

Net earnings	$632,000	$830,000	$1,767,000	$2,422,000

Weighted-average Common Shares:

Outstanding	8,048,000	7,853,000	7,991,000	7,795,000

Basic Earnings Per Share	$0.08	$0.11	$0.22	$0.31

Diluted Earnings Per Share

Net earnings	$632,000	$830,000	$1,767,000	$2,422,000

Weighted-average Common Shares:

Outstanding	8,048,000	7,853,000	7,991,000	7,795,000

Stock Options	226,000	367,000	201,000	380,000

	8,274,000	8,220,000	8,192,000	8,175,000

Diluted Earnings Per Share	$0.08	$0.10	$0.22	$0.30